Exhibit (a)(1)(Q)
[Form of Communication to Participants in 401(k) Plans]
November __, 2006
Re: Change to the Terms of the Tender Offer for Shares of Emdeon Corporation
     This letter provides important information concerning the changes in the tender offer (the “Offer”) for shares of common stock of Emdeon Corporation (“Emdeon”) announced by Emdeon on Friday, November 10, 2006 and details regarding instructing Fidelity Management Trust Company (“Fidelity”) with respect to this tender offer. The changes relate to the number of shares subject to the tender and the offering price: the number of shares subject to the tender has been increased from 100 million to 140 million, and the offering price has been reduced from $12.25 per share to $12.00 per share, without interest. If you have previously directed Fidelity to tender shares allocated to your account and no longer wish to do so, you must submit a new Direction Form and check BOX 3, indicating that Fidelity is NOT to tender shares attributable to your account. See below for additional information.
Summary of Significant Developments
1.	The price to be paid through Emdeon’s offer to purchase shares of common stock of Emdeon Corporation (the “Shares”) has been lowered from $12.25 per Share to $12.00 per Share, without interest.
2.	The maximum number of Shares to be purchased by Emdeon through the Offer has been changed from 100,000,000 Shares to 140,000,000 Shares.
3.	The deadline for submitting directions to Fidelity with respect to the Offer has not changed. Direction Forms must be received by 4:00 p.m. New York City time, on Wednesday, November 29, 2006, unless the Offer is extended.
4.	A new Direction Form is included in this mailing. Fidelity will honor the final Direction Form received from a participant, which will be deemed to supersede any previously received Direction Form for the Offer. If you have already submitted a Direction Form with respect to the original Offer and wish to have your direction applied to the amended Offer and the new price of $12.00 per Share, you do not need to submit a new Direction Form. If you previously submitted a Direction Form with respect to the original Offer and do not want such direction to be applied by Fidelity to the amended Offer and the new price of $12.00 per Share, you must deliver a new Direction Form to Fidelity to withdraw your direction by checking BOX 3, indicating that Fidelity is NOT to tender shares attributable to your account.

5.	In the previously-distributed Fidelity letter, the section entitled LIMITATIONS ON FOLLOWING YOUR DIRECTION references an Offer price of $12.25 per Share. Please note that with the change in the price available through the amended Offer, Fidelity’s determination of adequate consideration will be based on the amended Offer price of $12.00 per Share.
     All other procedures for instructing Fidelity with respect to the Offer remain the same as described in the Fidelity letter to participants dated October 26, 2006. Emdeon’s Offer to Purchase dated October 20, 2006, which was previously distributed to you, and Emdeon’s Supplement to the Offer to Purchase, dated November ___, 2006, which is enclosed herewith, contain important information concerning the Offer. Please read all Offer materials carefully. If you require additional information concerning the procedure to tender Shares credited to your individual account, please call Fidelity at 1-800-835-5097.
     If you have additional questions concerning the terms and conditions of the tender offer, you may call Innisfree M&A Incorporated, the Information Agent, toll free at (877) 750-9497.

Sincerely, Fidelity Management Trust Company

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